SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

07028457

November 30, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

November 1, 2007	Stock Exchange Announcement – Director Declaration
November 1, 2007	Stock Exchange Announcement – Total Voting Rights
November 9, 2007	Stock Exchange Announcement – Interim Results – Part 2
November 9, 2007	Stock Exchange Announcement – Interim Results – Part 1
November 14, 2007	Stock Exchange Announcement – Holding(s) in Company
November 22, 2007	Stock Exchange Announcement – Director/PDMR Shareholding
November 28, 2007	Stock Exchange Announcement – Doc re Half Yearly Report
November 30, 2007	Stock Exchange Announcement – Holding(s) in Company
November 9, 2007	Press Release – Half-yearly Financial Report (short version)
November 9, 2007	Press Release – Half-yearly Financial Report

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed

stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-120.doc
T: 122007

REG-Electrocomponents Director Declaration

Released: 01/11/2007

RNS Number:8169G
Electrocomponents PLC
01 November 2007

Electrocomponents Plc - Directors' Declaration

Electrocomponents announces pursuant to Listing Rule 9.6.14 that Mr I Mason, its
Group Chief Executive and an Executive Director, has advised us of his appointment on 1 November 2007 as a non-executive director of The Sage Group plc, a publicly quoted company.

Ian Haslegrave

Company Secretary

1 November 2007

END

RDNKGMGMGMVGNZM

REG-Electrocomponents Total Voting Rights

Released: 01/11/2007

RNS Number:8594G
Electrocomponents PLC
01 November 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 31 October 2007, Electrocomponents plc's capital consists of 435,339,671 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,339,671

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE
Company Secretary
1 November 2007

END

TVRBLBDBGGGGGRB

REG-Electrocomponents Interim Results - Part 2

Released: 09/11/2007

RNS Number:3249H
Electrocomponents
Part 2 : For preceding part double-click [nRNSI3249H]

Estimates and judgements
The preparation of a condensed set of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of uncertainty were the same as those that applied to the Group financial statements as at 31 March 2007.

Notes to the condensed set of financial statements

		6 months to 30.9.2007 (unaudited)	6 months to 30.9.2006 (unaudited)	Year to 31.3.2007 (audited)
1 Segmental Reporting		£m	£m	£m
By geographical destination				
Revenue:	United Kingdom	169.6	166.7	341.5
	Continental Europe	147.8	135.4	293.3
	North America	78.2	76.9	155.6
	Asia Pacific	48.2	43.4	87.1
		443.8	422.4	877.5

By geographical origin

Revenue:	United Kingdom	177.2	173.7	356.2
	Continental Europe	144.4	132.6	287.5
	North America	80.1	77.7	157.2
	Asia Pacific	42.1	38.4	76.6
		443.8	422.4	877.5
Profit before tax:	United Kingdom	47.9	45.2	95.9
	Continental Europe	30.2	27.3	64.5
	North America	11.4	11.3	23.4
	Asia Pacific	4.7	3.9	8.4
	Headline contribution	94.2	87.7	192.2
	Group Process costs	(42.1)	(41.1)	(82.9)
	Enterprise Business System costs	(8.0)	(7.8)	(19.0)
	Headline operating profit	44.1	38.8	90.3
	Net financial expense	(3.7)	(2.5)	(5.9)
	Headline profit before tax	40.4	36.3	84.4
	Reorganisation (costs) income	(1.0)	(0.7)	0.8
		39.4	35.6	85.2

6 months to 6 months to Year to

2 Taxation on the profit of the Group	30.9.2007 (unaudited) £m	30.9.2006 (unaudited) £m	31.3.2007 (audited) £m
United Kingdom taxation	6.3	5.3	11.7
Overseas taxation	7.1	6.8	17.3
	13.4	12.1	29.0

3 Earnings per share	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Profit for the period attributable to equity shareholderss	26.0	23.5	56.2
Reorganisation costs (income)	1.0	0.7	(0.8)
Tax impact of reorganisation costs	(0.3)	(0.3)	0.2
Headline profit for the period attributable to equity shareholders	26.7	23.9	55.6
Weighted average number of shares	435.0m	434.9m	434.9m
Diluted weighted average number of shares	437.1m	435.7m	436.4m
Headline basic earnings per share	6.1p	5.5p	12.8p
Basic earnings per share	6.0p	5.4p	12.9p
Headline diluted earnings per share	6.1p	5.5p	12.7p

Diluted earnings per share	5.9p	5.4p	12.9p
	========	========	========

4 Interim dividend	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Amounts recognised and paid in the period:			
Final dividend for the year ended 31 March 2007 - 12.6p (2006: 12.6p)	54.8	54.8	54.8
Interim dividend for the year ended 31 March 2007 - 5.8p	-	-	25.2
	54.8	54.8	80.0
	========	========	========
Amounts determined after the balance sheet date:			
Interim dividend for the year ended 31 March 2008 - 5.8p	25.2		

The timetable for the payment of the interim dividend is:

Ex-dividend date	12 December 2007
Dividend record date	14 December 2007
Dividend payment date	18 January 2008

5 Reconciliation of movements in equity	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Profit for the period	26.0	23.5	56.2
Dividend	(54.8)	(54.8)	(80.0)

Retained loss	(28.8)	(31.3)	(23.8)
Foreign exchange translation differences	(3.2)	(6.5)	(11.6)
Actuarial gain (loss) on defined benefit pension schemes	17.9	-	(0.4)
(Loss) gain on cash flow hedges	(2.0)	2.2	1.0
Tax impact on adjustments taken directly to equity	(5.8)	-	-
Equity settled transactions	1.3	1.2	2.7
New share capital subscribed	-	-	0.3
Net reduction in equity	(20.6)	(34.4)	(31.8)
Total equity attributable to shareholders of the parent at the beginning of the period	304.6	336.4	336.4
Total equity attributable to shareholders of the parent at the end of the period	284.0	302.0	304.6

Within equity shareholders' funds is a cumulative translation reserve (deficit).
The balance as at 30 September 2007 was £1.7m deficit (31 March 2007 £1.5m reserve and 30 September 2006 £6.6m reserve).

	30.9.2007 (unaudited)	30.9.2006 (unaudited)	31.3.2007 (audited)
6 Cash and cash equivalents	£m	£m	£m
Bank balances	8.2	9.7	16.1
Call deposits and investments	30.2	6.9	3.0
Cash and cash equivalents in the balance sheet	38.4	16.6	19.1

Bank overdrafts	(0.9)	(4.5)	(1.9)
Cash and cash equivalents in the cash flow statement	37.5	12.1	17.2
Current instalments of loans	(6.4)	(29.6)	(77.1)
Loans repayable after more than one year	(185.3)	(133.7)	(76.3)
Net debt	(154.2)	(151.2)	(136.2)

7 Principal exchange rates	6 months to 30.9.2007 (unaudited)	6 months to 30.9.2006 (unaudited)	Year to 31.3.2007 (audited)
Average for the period			
Euro	1.47	1.46	1.47
United States Dollar	2.01	1.85	1.90
Japanese Yen	239	213	221
	30.9.2007	30.9.2006	31.3.2007
Period end			
Euro	1.43	1.48	1.47
United States Dollar	2.04	1.87	1.96
Japanese Yen	234	221	232

INDEPENDENT REVIEW REPORT TO ELECTROCOMPONENTS PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 which comprises the Group Income Statement, Balance Sheet, Cash Flow Statement, the Statement of Recognised Income and Expense and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of half-yearly financial information

consists of making enquiries, primarily of persons responsible for financial and
accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with
International Standards on Auditing (UK and Ireland) and consequently does not
enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an
audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe
that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of
the UK FSA.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London

9 November 2007

END
IR OKFKQABDDBDK

REG-Electrocomponents Interim Results - Part 1

Released: 09/11/2007

RNS Number:3249H
Electrocomponents PLC
09 November 2007

HALF-YEARLY FINANCIAL REPORT

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2007.

SUMMARY RESULTS

	H1 2007/08	H1 2006/07
Revenue	£443.8m	£422.4m
Profit before tax - headline	£40.4m	£36.3m
Profit before tax - reported	£39.4m	£35.6m
Earnings per share - headline	6.1p	5.5p
Earnings per share - basic	6.0p	5.4p
Interim dividend per share	5.8p	5.8p
Growth in headline profit before tax at constant foreign exchange	13%	4%

HIGHLIGHTS OF THE FIRST HALF

* Group revenue growth of 7%.
* The International business has continued to grow strongly with first half revenue growth of 11%.
* The UK has maintained its revenue growth at 2%, which is its third successive half year of growth.
* Headline profit before tax at constant foreign exchange rates has grown by 13%.
* Further progress has been made on the Electronic and Electromechanical (EEM) strategy.
* e-Commerce grew strongly at 22% and now represents 30% of the Group's revenue.
* Gross margin stable across the half year's two quarters at 50.1%.
* All businesses contributing to the Group's 1% point improvement in

operating cost leverage.
* The previously announced cost reduction programme substantially complete.
* Strong cash flow performance with free cash flow of £36.4m, up £24.2m on the
first half last year.
* The roll-out of EBS within Europe now successfully completed and benefits are
being delivered.
* North American warehouse move completed.
* The interim dividend maintained at 5.8p per share.

FOCUS FOR THE SECOND HALF

* Deliver further EEM strategy initiatives; October 2007 has seen a significant increase in the range of EEM products available in the new catalogues in all the major European markets.
* Launch an improved e-Commerce offer providing world-leading functionality and
enabling faster and continuous new product introductions.
* Identify and drive for further cost reductions.

HELMUT MAMSCH, CHAIRMAN COMMENTED:

"During the first half of the year, the Group has maintained its strong financial performance. Overall Group sales growth was 7% with a strong performance from the International business which delivered 11% growth and the
UK delivering its third successive half year of growth. Headline profit before
tax growth was 13% at constant foreign exchange rates.

Good progress continues to be made implementing our strategic development plan
with the European EBS roll-outs and the previously announced cost reduction programmes being substantially complete. The focus is now on the rapid implementation of the EEM and e-Commerce strategies."

Enquiries:

Helmut Mamsch, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Group Chief Executive	Electrocomponents plc	0207 567 8000*
Simon Boddie, Group Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 9 November, thereafter 01865 204000
The results and presentation to analysts are published on the corporate website
at www.electrocomponents.com.

Definitions of terms: Unless otherwise stated, in order to reflect underlying

business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Likewise, and unless otherwise stated, changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs (comprising depreciation and implementation costs) have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and Process costs exclude EBS.

Headline profit: A charge of £1.0m (H1 2006/07: £0.7m charge) was incurred in the half year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales and EBITDA use headline profit figures.

Safe Harbour: This half-yearly financial report contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT

INTRODUCTION

During the first half of the year, the Group has maintained its strong financial performance. Overall Group sales growth was 7% and headline profit before tax

growth was 13% at constant foreign exchange.

The International business grew at 11% with all regions showing growth. Asia Pacific has continued its strong performance from the second half of last year maintaining 16% sales growth. Europe grew at 9% and Allied, our North American business, performed particularly well compared to the market, achieving 12% revenue growth. The UK has continued to grow at 2%, reporting a third successive half year of growth.

The performance by Allied is all the more impressive since the business also managed its office and warehouse move during the half year. In October, the move and transfer of stock to the new warehouse was successfully completed.

Gross margin was stable during the half year at 50.1% with the previous year's selling price realignments in Europe largely completed and the product cost saving initiatives providing financial benefits.

The Group's operating cost leverage has improved by 1% point of revenue with both the International and UK businesses improving their cost leverage. The resulting Group contribution increased by £6.5m.

STRATEGIC DEVELOPMENT

Good progress continues to be made implementing our strategic development plan.

The implementation of the EEM strategy has gained momentum with investment across continental Europe of additional EEM sales resource and further expansion of the product range and marketing support.

The process control and automation (PCA) range within Maintenance Repair and Operations (MRO) has again performed particularly well. This has been supported by focused initiatives with strategic suppliers helping to extend the range of products on offer and supporting increased joint promotions.

A notable milestone event during the half year was the successful completion of the EBS roll-out across Europe. The business is now in a strong position to drive further benefits from this system across all the European businesses.

The Group has now actioned cost reduction initiatives to achieve £9.2m of annualised cost savings. Plans are in place to deliver the balance of the targeted £10m annualised savings by the end of the current financial year and drive for further reductions in the future.

DIVIDEND

The Board announced in 2005 that it would maintain the dividend for the 3 years
to 31 March 2008, assuming no substantial deterioration in economic conditions.
Accordingly, the interim dividend will be maintained at 5.8p per share.

BOARD

During the half year, Nick Temple retired after 10 years with the Group, latterly as Senior Non-Executive Director, and Rupert Soames joined the Board.
Rupert is CEO of Aggreko plc and has significant and relevant international experience.

CURRENT TRADING AND OUTLOOK

During October, Group revenue growth has been around 6% year on year. Our International business grew at around 9% and the UK at around 2%.

In the second half of the financial year, the Group will continue to focus on the implementation of our strategy. While we are watchful of the general macro
economic conditions and those in North America in particular, the Board is confident that this financial year will be another of good progress.

Helmut Mamsch, Chairman
9 November 2007

OPERATING REVIEW

PROGRESS ON THE STRATEGIC PLAN

In May 2005, the Group announced its plan to improve the financial performance
of the Group. This plan had three key elements:

* Focus separately on two distinct customer groups: Electronic and Electromechanical (EEM) and Maintenance, Repair and Operations (MRO).
* Implement the Enterprise Business System (EBS) in Europe and Asia Pacific.
* Create a lower cost infrastructure.

The two infrastructure elements of the plan are now largely complete. Therefore,
the Group's focus has been to continue improving the EEM and MRO offers and build on the positive customer reaction to date.

ELECTRONIC AND ELECTROMECHANICAL (EEM)

The Group's EEM customers are primarily involved in electronics design and small
batch production. This is a growing segment to serve, and 'catalogue' based distribution is the customers' preferred channel. Their primary need is to

access as broad, deep and innovative a product range as possible.

During the half year, the Group has progressed further in updating its EEM product range to provide a more competitive and compelling offer for customers.
New technologies have been launched across many diverse areas, including thermal management, embedded computing and power supplies, together with updates to previous successful campaigns for wireless and solid state lighting technologies. In keeping with this product range increase, there has been significant investment in additional EEM sales heads and supplier-linked marketing support across Europe.

MAINTENANCE, REPAIR AND OPERATIONS (MRO)

To improve profitability, the MRO product range has been rationalised across the UK and Europe with 5,000 products being removed from the UK support range since October 2005 without adverse customer impact. This simplifies and improves customer product selection and reduces product costs.

Within MRO there is an important customer segment, the automation engineer, that primarily uses process control and automation (PCA) products. PCA in particular has shown strong growth in the UK and Continental Europe with the Group's broad product offer and high service delivery supporting the increased use of automation in the workplace.

ENTERPRISE BUSINESS SYSTEM (EBS)

The roll-out in Asia Pacific completed during the previous financial year. The roll-out of EBS across Europe was completed successfully in May 2007. EBS now supports all the Group's operating companies in Europe: Austria, Benelux, France, Germany, Ireland, Italy, Scandinavia, Spain and the UK. The Group is now able to drive further benefits both from the use of an integrated system and the sharing of best practices across the businesses. The increase in Group stock turn from 2.6 times in September 2006 to 2.8 times in September 2007 is an example of EBS benefits being delivered across Europe.

The timing of the roll out of EBS to Allied, our North American business, will be reviewed early in the next calendar year.

LOWER COST INFRASTRUCTURE

During the half year, the Group has achieved cost leverage in all International

regions and in the UK, with the Group's operating costs reducing by 1% point of
revenue compared to last year. These benefits have been achieved by both ongoing
sales growth and the focus on cost reductions.

During the first half of the year, cost reduction initiatives were taken to deliver £1.6m of annualised benefits with accompanying reorganisation costs of
£1.0m. The majority of these costs: approximately £0.9m, related to headcount reductions. These activities crossed a number of functions with most of the savings being made in administrative and support areas in the UK and Europe. To
date some £9.2m of the targeted £10m of annualised cost reductions have been achieved and there are plans for the remaining balance to be actioned by the end
of the financial year.

E-COMMERCE

The e-Commerce channel continues to grow confirming its increasing strategic importance to the future of the Group. e-Commerce revenue is now 30% of the Group's total revenue and is over 60% of the Japanese business. In support of the EEM strategy web site links have been established with key electronics suppliers.

The Group plans to launch an improved e-Commerce offer towards the end of the financial year in the UK, Europe and Asia Pacific. This will provide world-leading functionality, enabling faster and continuous new product introductions.

FINANCIAL PERFORMANCE

Group	H1 2007/08	H1 2006/07
Revenue	£443.8m	£422.4m
Gross margin	50.1%	50.7%
Contribution	£94.2m	£87.7m
Group Process costs	(£42.1m)	(£41.1m)
EBS costs	(£8.0m)	(£7.8m)
Headline operating profit	£44.1m	£38.8m
Interest (net)	(£3.7m)	(£2.5m)
Headline profit before tax	£40.4m	£36.3m
Headline earnings per share	6.1p	5.5p
Interim dividend per share	5.8p	5.8p

Key performance indicators

Group	H1 2007/08	H1 2006/07
Group revenue growth	7.3%	9.0%
International	11.1%	15.5%
UK	2.0%	0.9%
e-Commerce proportion of revenue	30%	26%
Headline Group return on sales	9.1%	8.6%
Headline EBITDA (1)	£57.2m	£51.4m
Free cash flow	£36.4m	£12.2m
Stock turn (per year)	2.8x	2.6x

(1) Earnings before interest, tax, depreciation and amortisation (inc. govt. grants)

The headline profit before tax was £40.4m, up £4.1m from the first half of last year. This 11.3% growth on last year (13.5% at constant foreign exchange rates) has been driven by four factors. The contributions of the International and the UK businesses have increased by £3.8m and £2.7m respectively. Offsetting this improvement have been increased Process and EBS costs of £1.2m and higher interest costs of £1.2m.

The Group's revenue increased by 7.3% (5.1% reported growth) to £443.8m. The International business grew strongly during the half year by 11.1%. Within the International Business, Europe grew at 9.2%, North America at 12.1% and Asia Pacific at 15.8%.

The UK business grew revenue by 2.0%, which is its third successive half year of growth.

Revenue from the Group's e-Commerce channel grew by 22% and now accounts for 30% of Group revenue driven by continuing developments including dynamic links with key suppliers' web sites.

Gross profit increased by £8.5m over last year. Gross margin was stable between the first and second quarters of the first half of the year at 50.1%. This was 0.3% lower than the second half of the last year, and was caused by a 0.3%

reduction in International and a 0.2% reduction in the UK. Within the International business the principle movement was in Europe due to the impact of the previous year's selling price realignments which were undertaken to improve competitiveness. In the UK higher customer discounts, particularly those associated with the growing profitable larger order business, impacted the business's gross margin.

Process costs increased by £1.0m to £42.1m for the first half but reduced as a percentage of revenue from 9.7% to 9.5%.

Headline EBITDA increased by £5.8m (11.3%) to £57.2m.

The net interest charge was £3.7m, up £1.2m on the first half of last year due to both higher interest rates and higher average net debt. Closing net debt was £154.2m, £18.0m higher than last year end but comparable with net debt at 30 September 2006 (£151.2m).

Reported profit before tax was £39.4m, up from £35.6m from the first half of the last financial year comprising the £4.1m increase in headline profit before tax and offsetting £0.3m higher reorganisation costs.

Free cash flow was £36.4m, an increase of £24.2m on last year due largely to increased profit, improving stock turn (from 2.6 times first half last year to 2.8 times first half this year) and lower capital expenditure associated with reduced requirements from both EBS and the North American warehouse build.

International	H1 2007/08	H1 2006/07
Revenue	£266.6m	£248.7m
Revenue growth %	11.1%	15.5%
Gross margin	48.2%	48.8%
Operating costs % of revenue	(30.8%)	(31.7%)
Contribution	£46.3m	£42.5m
% of revenue	17.4%	17.1%

The International business is an increasingly important part of the Group, representing 60% of the Group's revenue and around 50% of the Group's contribution. The business comprises Continental Europe (54% of the revenue in the International business), North America (30%) and Asia Pacific (16%).

The Business grew by 11.1% during the half year (on a reported basis at 7.2%).

Gross margin is 0.6% lower than the first half of the last financial year, the principal underlying declines resting within Europe and Asia Pacific. In Europe the previous, now largely complete, selling price realignments to improve competitiveness have impacted margin; while in Asia Pacific foreign exchange movements were significant.

There has been ongoing cost leverage. Costs as a percentage of sales reducing by 0.9% points compared to last year with all regions producing leverage during the half year.

Contribution has increased by £3.8m (8.9%) in the period with all regions showing growth.

Continental Europe

	H1 2007/08	H1 2006/07
Revenue	£144.4m	£132.6m
Revenue growth %	9.2%	10.3%
Contribution	£30.2m	£27.3m
% of revenue	20.9%	20.6%

Continental Europe includes eight businesses. France, Germany and Italy are the larger businesses, which together comprise around 75% of regional revenue. The smaller businesses (Austria, Benelux, Ireland, Scandinavia and Spain) represent the remainder.

During the first half of the year, the EBS roll-out across Europe was completed, such that all the region's operating companies now operate from a single integrated platform with the UK business.

All the businesses have shown good revenue growth in the period. This strong performance has been supported by the ongoing strategy implementation, including new EEM technology introductions across all companies, further EEM sales force recruitments in France and Germany and continuing exploitation of the Allied extended range. Within MRO the increasing relevance of the broad PCA product offer, local supplier agreements to broaden product ranges and joint supplier promotions have driven increased revenue.

e-Commerce revenue grew at 19% on the first half of last year and now represents

34% of total revenue.

Local costs have reduced as a percentage of revenue and contribution has improved by 0.3% points to 20.9% of revenue.

North America

	H1 2007/08	H1 2006/07
Revenue	£80.1m	£77.7m
Revenue growth %	12.1%	24.1%
Contribution	£11.4m	£11.3m
% of revenue	14.2%	14.5%

Revenue in Allied (our North American business) has continued to grow during the half year at 12.1% (on a reported basis at 3.1%); e-Commerce revenue grew by 21% to nearly 10% of total revenue.

The consistent growth strategy implemented within Allied is working well. The strategy is being reinforced by increasingly improved service levels to customers and further investments in sales personnel across the business's national network of branches.

The move to the new warehouse and office facility has been successfully completed. The office move was completed in May and the transfer of stock to the new warehouse recently completed, to plan, in October. The one-off costs associated with this move are approximately £1.5m with about £0.8m being incurred in the first half of the year.

The previous warehouse facility was struggling to meet the increasing customer demand and the new facility will support the future growth of the business and generate scale benefits going forward. However, at current revenue levels, it will result in higher operating costs of approximately £1m per annum starting during the second half of the current financial year.

Excluding the costs of the current facility move, Allied's contribution would have increased by some £0.9m and by 0.7% points as a percentage of revenue when compared to the first half of last year.

Asia Pacific

	H1 2007/08	H1 2006/07
Revenue	£42.1m	£38.4m
Revenue growth %	15.8%	18.8%
Contribution	£4.7m	£3.9m

% of revenue	11.2%	10.2%

Revenue in the Asia Pacific region has grown by 15.8% (on a reported basis at 9.6%), with all the regions showing double digit growth. e-Commerce revenue grew at 35% during the half year now representing 31% of total revenue.

In North Asia many of the previous year's revenue generating activities, including same day offer and sales force investment, have helped accelerate revenue growth over the first half of last year. In South Asia revenue growth was driven by customer acquisition, the new sales office in Thailand and the Allied extended range offer. In Japan, the business performed well, growing revenue in a difficult local economic environment; e-Commerce now represents 62% of the Japanese business's revenue. In Australasia, revenue growth accelerated as more opportunities were pursued in growing sectors of the regional economies.

The business improved its operating cost leverage compared to the first half of last year with contribution as a percentage of revenue improving by 1% point.

United Kingdom

	H1 2007/08	H1 2006/07
Revenue	£177.2m	£173.7m
Revenue growth %	2.0%	0.9%
Gross margin	53.0%	53.3%
Operating costs % of revenue	(26.0%)	(27.3%)
Contribution	£47.9m	£45.2m
% of revenue	27.0%	26.0%

The UK business grew revenue by 2.0% compared to last year whilst e-Commerce revenue continued to grow increasing its share to 36% of total UK revenue.

The business has maintained its momentum implementing the Group's EEM strategy. This has involved the creation of a new sales team providing more EEM customer-oriented support and access to non-stocked product ranges. The business has developed relationships with a number of key EEM suppliers to improve customers' speed of access to new products. To date, this activity has been successful in generating incremental revenue.

Gross margin is 0.3% lower than the first half of the last financial year due to higher customer discounts, particularly those associated with the growing and profitable larger order business.

Within MRO, the PCA product offer has grown particularly strongly. This is due to both the business's broad and relevant offer, together with local initiatives focusing on particular customers in conjunction with joint direct mail, e-Commerce and sales activities with larger supplier partners.

The business improved its cost leverage during the half year by 1.3% points of revenue as the benefits of the previously announced cost reduction programme were realised. In addition, the higher operating costs incurred following the business's EBS go live last calendar year were reduced as well as EBS benefits starting to be realised.

Contribution was £47.9m, an increase of £2.7m on the first half of last year. Contribution as a percentage of revenue has increased by 1% point to 27.0%.

EBS financial impact

EBS costs which comprise depreciation and system implementation costs were £8.0m in the first half compared with £7.8m in the first half of last year. The slight year on year increase was caused by higher depreciation and the implementation and post go live support in Europe during the first half of the year. Within this balance, depreciation was £5.4m, while project and local business costs were £2.6m. The cash flow impact of EBS in the first half was an outflow of £4.2m, a reduction of £4.1m from the first half last year principally due to lower capital expenditure.

Future EBS development costs incurred post the implementation will not be disclosed within EBS costs but instead will be disclosed within Process costs.

For the current financial year, total EBS costs comprising depreciation, system implementation costs and the post implementation development costs referred to above, is expected to be slightly lower than the previous financial year (£19m).

For year ending 31 March 2009 and onwards, EBS costs will not be separately disclosed; instead they will be included within Process costs.

Pensions

The Group has defined benefit pension schemes in the UK, Ireland and Germany, all of which are now closed to new entrants. All other schemes are defined contribution.

Under IAS 19, the defined benefit schemes showed a combined deficit of £38.7m at 31 March 2007 of which the deficit in the UK scheme was £31.9m. As at 30

September 2007, the estimated deficit of the UK scheme was £12.0m. The principal reasons for the reduction in the deficit are the higher investment returns together with a higher discount rate.

RISKS AND UNCERTAINTIES STATEMENT

In line with the requirements of DTR 4.2.7R of the Disclosure and Transparency Rules the following sections provide a description of the principal risks and uncertainties for the remaining six months of the Group's financial year.

In the Board's opinion, there are six key risks and uncertainties facing the Group, comprising Group strategy implementation, pricing, people, IT and communication systems, the macro-economic environment and foreign exchange rates. These are summarised below:

Group strategy implementation

Considerable progress has been made on the implementation of the Group's strategy; the most significant risk to the Group strategy is that it does not deliver the anticipated results.

This is being responded to in many ways, focusing on effective and consistent customer communication, the development of the EEM and MRO ranges, supported by robust customer research and dedicated sales teams in the larger European markets. These should ensure the relevance and competitiveness of the offers in meeting customer needs. The effectiveness of these actions are closely monitored and assessed for their contribution to the success of the strategy.

Further work to ensure an effective implementation has been driven by a highly successful Group Communications meeting involving the Group's world wide senior management team in June this year.

Pricing

To be successful, the Group must continue to improve its value for money rating through market pricing, high service and effective customer communication. The risk is that the service differential or price positioning with competitors is not maintained, and that effective communication with customers is not delivered.

To address this risk, market developments and competitor pricing are monitored. Robust market pricing frameworks have been put in place to respond quickly and

decisively to these risks, with continuing activities to refine, improve and effectively communicate the Group's service offer in each of its markets.

People

The successful implementation of the Group's strategy is ultimately dependent on the expertise, commitment and strong support of its employees. Developing the appropriate skills and a high performing, supportive organisational culture are therefore key on-going challenges.

To ensure individuals have a clear understanding of their contribution to the Group strategy, personal objectives and rewards are being aligned with Group strategy delivery to ensure that there is successful operational implementation.
Technical skills and capabilities are being enhanced by the development of internal competencies and these are being supplemented by adding new expertise through external appointments.

The values and culture activities continue to be promoted throughout the Group emphasising the positive attributes of speed, flexibility and customer service.
These values are being embedded into the UK organisation by a continuous improvement approach to working where employee teams are encouraged to identify, develop and implement process improvements to customer experience and process efficiency.

IT and communications systems

There is a heavy dependency on data processing and communications systems to support the Group's worldwide distribution businesses. The EBS systems implementation in Europe, and the systems upgrade in the Asian businesses have substantially replaced the "Legacy" data processing systems and has significantly improved the Group's risk profile.

The introduction of an integrated data network and infrastructure does, however, introduce new risks of region-wide dependencies on common systems solutions.

Significant investments have been made in resilient systems infrastructure, systems knowledge and region-wide disaster recovery provision. These processes are subject to on-going testing and review with sharing of experiences and solutions.

Macro economic environment

The Group operates within a wide variety of markets. Therefore the Group's financial performance will be affected by changes in general macro economic

environments. Local operating companies frequently monitor their respective trading environments by reviewing the relevant economic indicators.

Foreign exchange rates

The geographic spread of the Group means that its financial results can be affected by movements in foreign exchange rates. The Group has significant operations both in Europe and North America. Hence, by way of example, a 10 cent weakening of both the Euro and US Dollar currencies against Sterling would create a translation exposure and reduce the Group's annual profit before tax by about £3m and £1m respectively.

The Group has a significant proportion of its borrowing denominated in Euros and US Dollars, which provide a hedge against the Group's European and North American investments.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director
9 November 2007

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE HALF-YEARLY FINANCIAL REPORT

We confirm that to the best of our knowledge:

* The condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU;

* The interim management report includes a fair review of the information required by:

  (a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

  (b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director
9 November 2007

Group Income Statement

	Note	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Revenue	1	443.8	422.4	877.5
Cost of Sales		(221.3)	(208.4)	(434.0)
Gross profit		222.5	214.0	443.5
Distribution and marketing expenses		(175.9)	(172.1)	(346.2)
Administrative expenses		(3.5)	(3.8)	(6.2)
Operating profit		43.1	38.1	91.1
Financial income		5.5	5.3	11.2
Financial expenses		(9.2)	(7.8)	(17.1)
Profit before tax	1	39.4	35.6	85.2
Income tax expense	2	(13.4)	(12.1)	(29.0)
Profit for the period attributable to equity shareholders		26.0	23.5	56.2
Earnings per share - Basic	3	6.0p	5.4p	12.9p
Earnings per share - Diluted	3	5.9p	5.4p	12.9p

Dividends

	Note			
Amounts recognised in the period:				
Final dividend for the year ended 31 March 2007	4	12.6p	12.6p	12.6p
Interim dividend for the year ended 31 March 2007	4	-	-	5.8p

An interim dividend of 5.8p per share has been recognised since the period end.

Headline profit

Headline operating profit			
Operating profit	43.1	38.1	91.1
Reorganisation costs (income)	1.0	0.7	(0.8)
	44.1	38.8	90.3

Headline profit before tax			
Profit before tax	39.4	35.6	85.2
Reorganisation costs (income)	1.0	0.7	(0.8)
	40.4	36.3	84.4

Group Statement of Recognised Income and Expense

	Note	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Foreign exchange translation differences	5	(3.2)	(6.5)	(11.6)
Actuarial gain (loss) on defined				

	Note			
benefit pension schemes	5	17.9	-	(0.4)
(Loss) gain on cash flow hedges	5	(2.0)	2.2	1.0
Tax on items taken directly to equity	5	(5.8)	-	-
Net income recognised directly in equity		6.9	(4.3)	(11.0)
Profit for the period		26.0	23.5	56.2
Total recognised income and expense for the period attributable to equity shareholders		32.9	19.2	45.2

Group Balance Sheet

	Note	30.9.2007 (unaudited) £m	30.9.2006 (unaudited) £m	31.3.2007 (audited) £m
Non-current assets				
Intangible assets		188.7	201.3	196.7
Property, plant and equipment		109.6	104.8	111.1
Investments		0.4	0.3	0.3
Other receivables		2.5	2.7	2.7
Deferred tax assets		8.7	17.3	14.2
		309.9	326.4	325.0
Current assets				
Inventories		161.1	162.9	160.6
Trade and other receivables		164.6	157.1	171.0

Income tax receivables		0.8	1.5	1.1
Assets held for sale		-	8.5	-
Cash and cash equivalents	6	38.4	16.6	19.1
		--------	--------	--------
		364.9	346.6	351.8
		--------	--------	--------
Current liabilities				
Trade and other payables		(134.3)	(119.6)	(132.9)
Loans and borrowings		(7.3)	(34.1)	(79.0)
Tax liabilities		(14.9)	(13.9)	(14.5)
		--------	--------	--------
		(156.5)	(167.6)	(226.4)
		--------	--------	--------
Net current assets		208.4	179.0	125.4
		--------	--------	--------
Total assets less current liabilities		518.3	505.4	450.4
		--------	--------	--------
Non-current liabilities				
Other payables		(5.4)	(6.5)	(7.9)
Retirement benefit obligations		(18.8)	(40.5)	(38.7)
Loans and borrowings		(185.3)	(133.7)	(76.3)
Deferred tax liabilities		(24.8)	(22.7)	(22.9)
		--------	--------	--------
Net assets		284.0	302.0	304.6
		========	========	========
Equity				
Called-up share capital		43.5	43.5	43.5
Share premium account		38.7	38.4	38.7

	Note	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Other reserves		201.8	220.1	222.4
Total equity attributable to the shareholders of the parent	5	284.0	302.0	304.6

Group Cash Flow Statement

	Note	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Cash flows from operating activities				
Profit before tax		39.4	35.6	85.2
Depreciation and other amortisation		13.0	12.8	27.0
Equity settled transactions		1.3	1.2	2.7
Finance income and expense (net)		3.7	2.5	5.9
Operating profit before changes in working capital, interest and taxes		57.4	52.1	120.8
(Increase) in inventories		(0.4)	(8.8)	(7.7)
Decrease (increase) in trade and other receivables		5.9	5.4	(9.2)
(Decrease) in trade and other payables		(6.3)	(8.8)	-
Cash generated from operations		56.6	39.9	103.9
Interest received		5.5	5.3	11.2
Interest paid		(7.9)	(7.8)	(17.0)
Income tax paid		(10.4)	(8.0)	(22.0)

Operating cash flow	43.8	29.4	76.1
Cash flows from investing activities			
Capital expenditure and financial investment	(7.4)	(17.2)	(42.4)
Proceeds from sale of property, plant and equipment	-	-	11.6
Net cash used in investing activities	(7.4)	(17.2)	(30.8)
Free cash flow	36.4	12.2	45.3
Cash flows from financing activities			
Proceeds from the issue of share capital	-	-	0.3
New bank loans	64.6	26.4	30.3
Repayment of bank loans	(25.6)	(11.1)	(16.6)
Equity dividends paid	(54.8)	(54.8)	(80.0)
Net cash used in financing activities	(15.8)	(39.5)	(66.0)
Net increase (decrease) in cash and cash equivalents	20.6	(27.3)	(20.7)
Cash and cash equivalents at the beginning of the period	17.2	38.0	38.0
Effects of exchange rates on cash	(0.3)	1.4	(0.1)
Cash and cash equivalents at the			

end of the period	6	37.5	12.1	17.2
		========	========	========

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

Electrocomponents plc (the "Company") is a company domiciled in the UK. The condensed set of financial statements as at, and for, the six months ended 30 September 2007 comprises the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in jointly controlled entities.

The Group financial statements as at, and for, the year ended 31 March 2007 are available upon request from the Company's registered office at International Management Centre, 8050 Oxford Business Park North, Oxford, OX4 2HW.

The comparative figures for the financial year ended 31 March 2007 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Statement of compliance
The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU. The condensed set of financial statements do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group financial statements as at, and for, the year ended 31 March 2007.

This condensed set of financial statements was approved by the Board of Directors on 9 November 2007.

Significant accounting policies
The accounting policies applied by the Group in this condensed set of financial statements are the same as those applied by the Group in its financial statements as at, and for, the year ended 31 March 2007.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the year ending 31 March 2008 and are relevant

to the Group.

IFRS 7 Financial Instruments: Disclosures, and IAS 1, Amendments to Capital Disclosures, both effective for annual periods beginning on or after 1 January 2007. The full IFRS 7 disclosures, including the sensitivity analysis to market risk and capital disclosures required by the amendment to IAS 1 will be disclosed in the annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year ending 31 March 2008 but have no material impact on the Group.

IFRIC 9 - Reassessment of Embedded Derivatives, effective for annual periods beginning on or after 1 June 2006.

IFRIC 8 - Scope of IFRS 2 effective for annual periods beginning on or after 1 May 2006.

IFRIC 10 - Interims and Impairment, effective for annual periods beginning on or after 1 November 2006.

IFRIC 11, IFRS 2 - Group and Treasury Share Transactions effective for annual periods beginning on or after 1 March 2007.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year ending 31 March 2008 and have not been early adopted.

IFRIC 12 - Service Concession Arrangements.

IFRS 8 - Operating Segments.

More to follow, for following part double-click {nRN1I3249H}

REG-Electrocomponents Holding(s) in Company

Released: 14/11/2007

RNS Number:7349H
Electrocomponents PLC
14 November 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
X

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Transitional Notification

3. Full name of person(s) subject to the notification obligation
Sprucegrove Investment Management
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):

5. Date of the transaction (and date on which the threshold is
November 12, 2007
crossed or reached if different)(v):

6. Date on which issuer notified:
November 13, 2007

7. Threshold(s) that is/are crossed or reached:
6.00%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (vi)	Resulting situation after the triggering transaction(vii)

if possible Number of Number of Number of Number of voting
% of voting rights
using the ISIN Shares Voting shares rights ix
CODE Rights viii Direct Direct x Indirect
Direct Indirect
xi

26,472,267 26,472,267 25,970,477 25,970,477
5.97%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the instrument
is
exercised/
converted.

Total (A+B)

Number of voting rights	% of voting rights
25,970,477	5.97%

9. Chain of controlled undertakings through which the voting rights and/or
the
financial instruments are effectively held, if applicable xv:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name: Ian Haslegrave
15. Contact telephone number: 01865 207491
16. Date 14 November 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and
to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the
person acquiring, disposing of or exercising voting rights in the cases provided
for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in
DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached,
as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the
following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that
acquires the voting rights and is entitled to exercise them under the agreement
and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights
and declares its intention of exercising them, and person lodging the collateral
under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has
a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those
situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLGUGWWGUPMGCC

REG-Electrocomponents Director/PDMR Shareholding

Released: 22/11/2007

RNS Number:2832I
Electrocomponents PLC
22 November 2007

ELECTROCOMPONENTS PLC ('the Company')

Dealings by Directors/PDMRs

The Company was yesterday informed that the following Directors, Mr I Mason, Chief Executive Officer and Mr S Boddie, Group Finance Director, yesterday each
acquired 25,000 ordinary shares of 10p each in the Company.

The shares were acquired at a price of 208.59p.

Mr Mason now holds 112,349 shares in the Company, and Mr Boddie now holds 75,000
shares in the Company, which together represent less than 0.1% of the Company's
issued share capital.

IAN HASLEGRAVE
Company Secretary
22 November 2007

END

RDSFEEFFESWSEEF

REG-Electrocomponents Doc re. Half Yearly Report

Released: 28/11/2007

RNS Number:7149I
Electrocomponents PLC
28 November 2007

ELECTROCOMPONENTS PLC ("Electrocomponents")

Electrocomponents announces the following:

Copies of the Half-Yearly Financial Report for the half year ended 30
September
2007 have been submitted to the UK Listing Authority and will shortly be
available for inspection at the UK Listing Authority's Document Viewing
Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000

Copies may be obtained from the Company's registered office at IMC, 8050
Oxford
Business Park North, Oxford OX4 2HW.

Ian Haslegrave
Company Secretary
28 November 2007

END

DOCFEEFMASWSEFF

REG-Electrocomponents Holding(s) in Company

Released: 30/11/2007

RNS Number:9269I
Electrocomponents PLC
30 November 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
X

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered Holder:

BNY Norwich Union Nominees Limited

6,447,069*

BT Globenet Nominees Limited

6,700*

Chase GA Group Nominees Limited

13,989,307*

Chase Nominees Limited

1,322,490*

CUIM Nominee Limited

3,693,962*

Vidacos Nominees Limited

231,486*

* denotes direct interest

Chase Nominees Limited

854,586

CUIM Nominee Limited

364,818

Vidacos Nominees Limited

599,917

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v): 27 November 2007

6. Date on which issuer notified: 29 November 2007

7. Threshold(s) that is/are crossed or reached: 6% to 5% Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares							

GB0003096442 28,008,227 28,008,227 25,691,014 25,691,014 1,819,321
5.90% 0.42%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the instrument
is
exercised/
converted.

N/A

Total (A+B)
Number of voting rights % of voting rights

27,510,335 6.32%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv: See Section 4

Proxy Voting:
10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,339,671.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 30 November 2007

END

HOLWUGPWGUPMGAU

Press Releases

Half-yearly Financial Report

09/11/2007

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2007.

SUMMARY RESULTS

	H1 2007/08	**H1 2006/07**
Revenue	£443.8m	£422.4m
Profit before tax – headline	£40.4m	£36.3m
Profit before tax – reported	£39.4m	£35.6m
Earnings per share - headline	6.1p	5.5p
Earnings per share - basic	6.0p	5.4p
Interim dividend per share	5.8p	5.8p
Growth in headline profit before tax at constant foreign exchange	13%	4%

HIGHLIGHTS OF THE FIRST HALF

- Group revenue growth of 7%.
- The International business has continued to grow strongly with first half revenue growth of 11%.
- The UK has maintained its revenue growth at 2%, which is its third successive half year of growth.
- Headline profit before tax at constant foreign exchange rates has grown by 13%.
- Further progress has been made on the Electronic and Electromechanical (EEM) strategy.
- e-Commerce grew strongly at 22% and now represents 30% of the Group's revenue.
- Gross margin stable across the half year's two quarters at 50.1%.
- All businesses contributing to the Group's 1% point improvement in operating cost leverage.
- The previously announced cost reduction programme substantially complete.
- Strong cash flow performance with free cash flow of £36.4m, up £24.2m on the first half last year.

- The roll-out of EBS within Europe now successfully completed and benefits are being delivered.
- North American warehouse move completed.
- The interim dividend maintained at 5.8p per share.

FOCUS FOR THE SECOND HALF

- Deliver further EEM strategy initiatives; October 2007 has seen a significant increase in the range of EEM products available in the new catalogues in all the major European markets.
- Launch an improved e-Commerce offer providing world-leading functionality and enabling faster and continuous new product introductions.
- Identify and drive for further cost reductions.

HELMUT MAMSCH, CHAIRMAN COMMENTED:

"During the first half of the year, the Group has maintained its strong financial performance. Overall Group sales growth was 7% with a strong performance from the International business which delivered 11% growth and the UK delivering its third successive half year of growth. Headline profit before tax growth was 13% at constant foreign exchange rates.

Good progress continues to be made implementing our strategic development plan with the European EBS roll-outs and the previously announced cost reduction programmes being substantially complete. The focus is now on the rapid implementation of the EEM and e-Commerce strategies."

Enquiries:

Helmut Mamsch, Chairman	Electrocomponents plc	0207 567 8000 *
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000 *
Simon Boddie, Finance Director	Electrocomponents plc	0207 567 8000 *
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 9 November, thereafter 01865 204000.
The results and presentation to analysts are published on the corporate website at www.electrocomponents.com

Definitions of terms: Unless otherwise stated, in order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Likewise, and unless otherwise stated, changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs (comprising depreciation and implementation

costs) have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and Process costs exclude EBS.

Headline profit: A charge of £1.0m (H1 2006/07: £0.7m charge) was incurred in the half year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales and EBITDA use headline profit figures.

Safe Harbour: This half-yearly financial report contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

Download the full Interim Announcement.

Embargoed to 7:00am
Friday 9 November 2007

HALF-YEARLY FINANCIAL REPORT

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2007.

SUMMARY RESULTS

	H1 2007/08	H1 2006/07
Revenue	£443.8m	£422.4m
Profit before tax – headline	£40.4m	£36.3m
Profit before tax – reported	£39.4m	£35.6m
Earnings per share – headline	6.1p	5.5p
Earnings per share – basic	6.0p	5.4p
Interim dividend per share	5.8p	5.8p
Growth in headline profit before tax at constant foreign exchange	13%	4%

HIGHLIGHTS OF THE FIRST HALF

- Group revenue growth of 7%.
- The International business has continued to grow strongly with first half revenue growth of 11%.
- The UK has maintained its revenue growth at 2%, which is its third successive half year of growth.
- Headline profit before tax at constant foreign exchange rates has grown by 13%.
- Further progress has been made on the Electronic and Electromechanical (EEM) strategy.
- e-Commerce grew strongly at 22% and now represents 30% of the Group's revenue.
- Gross margin stable across the half year's two quarters at 50.1%.
- All businesses contributing to the Group's 1% point improvement in operating cost leverage.
- The previously announced cost reduction programme substantially complete.
- Strong cash flow performance with free cash flow of £36.4m, up £24.2m on the first half last year.
- The roll-out of EBS within Europe now successfully completed and benefits are being delivered.
- North American warehouse move completed.
- The interim dividend maintained at 5.8p per share.

FOCUS FOR THE SECOND HALF

- Deliver further EEM strategy initiatives; October 2007 has seen a significant increase in the range of EEM products available in the new catalogues in all the major European markets.
- Launch an improved e-Commerce offer providing world-leading functionality and enabling faster and continuous new product introductions.
- Identify and drive for further cost reductions.

HELMUT MAMSCH, CHAIRMAN COMMENTED:

"During the first half of the year, the Group has maintained its strong financial performance. Overall Group sales growth was 7% with a strong performance from the International business which delivered 11% growth and the UK delivering its third successive half year of growth. Headline profit before tax growth was 13% at constant foreign exchange rates.

Good progress continues to be made implementing our strategic development plan with the European EBS roll-outs and the previously announced cost reduction programmes being substantially complete. The focus is now on the rapid implementation of the EEM and e-Commerce strategies."

Enquiries:

Helmut Mamsch, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Group Chief Executive	Electrocomponents plc	0207 567 8000*
Simon Boddie, Group Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 9 November, thereafter 01865 204000
The results and presentation to analysts are published on the corporate website at www.electrocomponents.com.

Definitions of terms: Unless otherwise stated, in order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Likewise, and unless otherwise stated, changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs (comprising depreciation and implementation costs) have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and Process costs exclude EBS.

Headline profit: A charge of £1.0m (H1 2006/07: £0.7m charge) was incurred in the half year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales and EBITDA use headline profit figures.

Safe Harbour: This half-yearly financial report contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT

INTRODUCTION

During the first half of the year, the Group has maintained its strong financial performance. Overall Group sales growth was 7% and headline profit before tax growth was 13% at constant foreign exchange.

The International business grew at 11% with all regions showing growth. Asia Pacific has continued its strong performance from the second half of last year maintaining 16% sales growth. Europe grew at 9% and Allied, our North American business, performed particularly well compared to the market, achieving 12% revenue growth. The UK has continued to grow at 2%, reporting a third successive half year of growth.

The performance by Allied is all the more impressive since the business also managed its office and warehouse move during the half year. In October, the move and transfer of stock to the new warehouse was successfully completed.

Gross margin was stable during the half year at 50.1% with the previous year's selling price realignments in Europe largely completed and the product cost saving initiatives providing financial benefits.

The Group's operating cost leverage has improved by 1% point of revenue with both the International and UK businesses improving their cost leverage. The resulting Group contribution increased by £6.5m.

STRATEGIC DEVELOPMENT

Good progress continues to be made implementing our strategic development plan.

The implementation of the EEM strategy has gained momentum with investment across continental Europe of additional EEM sales resource and further expansion of the product range and marketing support.

The process control and automation (PCA) range within Maintenance Repair and Operations (MRO) has again performed particularly well. This has been supported by focused initiatives with strategic suppliers helping to extend the range of products on offer and supporting increased joint promotions.

A notable milestone event during the half year was the successful completion of the EBS roll-out across Europe. The business is now in a strong position to drive further benefits from this system across all the European businesses.

The Group has now actioned cost reduction initiatives to achieve £9.2m of annualised cost savings. Plans are in place to deliver the balance of the targeted £10m annualised savings by the end of the current financial year and drive for further reductions in the future.

DIVIDEND

The Board announced in 2005 that it would maintain the dividend for the 3 years to 31 March 2008, assuming no substantial deterioration in economic conditions. Accordingly, the interim dividend will be maintained at 5.8p per share.

BOARD

During the half year, Nick Temple retired after 10 years with the Group, latterly as Senior Non-Executive Director, and Rupert Soames joined the Board. Rupert is CEO of Aggreko plc and has significant and relevant international experience.

CURRENT TRADING AND OUTLOOK

During October, Group revenue growth has been around 6% year on year. Our International business grew at around 9% and the UK at around 2%.

In the second half of the financial year, the Group will continue to focus on the implementation of our strategy. While we are watchful of the general macro economic conditions and those in North America in particular, the Board is confident that this financial year will be another of good progress.

Helmut Mamsch, Chairman
9 November 2007

OPERATING REVIEW

PROGRESS ON THE STRATEGIC PLAN

In May 2005, the Group announced its plan to improve the financial performance of the Group. This plan had three key elements:

- Focus separately on two distinct customer groups: Electronic and Electromechanical (EEM) and Maintenance, Repair and Operations (MRO).
- Implement the Enterprise Business System (EBS) in Europe and Asia Pacific.
- Create a lower cost infrastructure.

The two infrastructure elements of the plan are now largely complete. Therefore, the Group's focus has been to continue improving the EEM and MRO offers and build on the positive customer reaction to date.

ELECTRONIC AND ELECTROMECHANICAL (EEM)

The Group's EEM customers are primarily involved in electronics design and small batch production. This is a growing segment to serve, and 'catalogue' based distribution is the customers' preferred channel. Their primary need is to access as broad, deep and innovative a product range as possible.

During the half year, the Group has progressed further in updating its EEM product range to provide a more competitive and compelling offer for customers. New technologies have been launched across many diverse areas, including thermal management, embedded computing and power supplies, together with updates to previous successful campaigns for wireless and solid state lighting technologies. In keeping with this product range increase, there has been significant investment in additional EEM sales heads and supplier-linked marketing support across Europe.

MAINTENANCE, REPAIR AND OPERATIONS (MRO)

To improve profitability, the MRO product range has been rationalised across the UK and Europe with 5,000 products being removed from the UK support range since October 2005 without adverse customer impact. This simplifies and improves customer product selection and reduces product costs.

Within MRO there is an important customer segment, the automation engineer, that primarily uses process control and automation (PCA) products. PCA in particular has shown strong growth in the UK and Continental Europe with the Group's broad product offer and high service delivery supporting the increased use of automation in the workplace.

ENTERPRISE BUSINESS SYSTEM (EBS)

The roll-out in Asia Pacific completed during the previous financial year. The roll-out of EBS across Europe was completed successfully in May 2007. EBS now supports all the Group's operating companies in Europe: Austria, Benelux, France, Germany, Ireland, Italy, Scandinavia, Spain and the UK. The Group is now able to drive further benefits both from the use of an integrated system and the sharing of best practices across the businesses. The increase in Group stock turn from 2.6 times in September 2006 to 2.8 times in September 2007 is an example of EBS benefits being delivered across Europe.

The timing of the roll out of EBS to Allied, our North American business, will be reviewed early in the next calendar year.

LOWER COST INFRASTRUCTURE

During the half year, the Group has achieved cost leverage in all International regions and in the UK, with the Group's operating costs reducing by 1% point of revenue compared to last year. These benefits have been achieved by both ongoing sales growth and the focus on cost reductions.

During the first half of the year, cost reduction initiatives were taken to deliver £1.6m of annualised benefits with accompanying reorganisation costs of £1.0m. The majority of these costs: approximately £0.9m, related to headcount reductions. These activities crossed a number of functions with most of the savings

being made in administrative and support areas in the UK and Europe. To date some £9.2m of the targeted £10m of annualised cost reductions have been achieved and there are plans for the remaining balance to be actioned by the end of the financial year.

E-COMMERCE

The e-Commerce channel continues to grow confirming its increasing strategic importance to the future of the Group. e-Commerce revenue is now 30% of the Group's total revenue and is over 60% of the Japanese business. In support of the EEM strategy web site links have been established with key electronics suppliers.

The Group plans to launch an improved e-Commerce offer towards the end of the financial year in the UK, Europe and Asia Pacific. This will provide world-leading functionality, enabling faster and continuous new product introductions.

FINANCIAL PERFORMANCE

Group	H1 2007/08	H1 2006/07
Revenue	**£443.8m**	£422.4m
Gross margin	**50.1%**	50.7%
Contribution	**£94.2m**	£87.7m
Group Process costs	**(£42.1m)**	(£41.1m)
EBS costs	**(£8.0m)**	(£7.8m)
Headline operating profit	**£44.1m**	£38.8m
Interest (net)	**(£3.7m)**	(£2.5m)
Headline profit before tax	**£40.4m**	£36.3m
Headline earnings per share	**6.1p**	5.5p
Interim dividend per share	**5.8p**	5.8p

Key performance indicators

Group	H1 2007/08	H1 2006/07
Group revenue growth	**7.3%**	9.0%
International	**11.1%**	15.5%
UK	**2.0%**	0.9%
e-Commerce proportion of revenue	**30%**	26%
Headline Group return on sales	**9.1%**	8.6%
Headline EBITDA [1]	**£57.2m**	£51.4m
Free cash flow	**£36.4m**	£12.2m
Stock turn (per year)	**2.8x**	2.6x

[1] Earnings before interest, tax, depreciation and amortisation (inc. govt. grants)

The headline profit before tax was £40.4m, up £4.1m from the first half of last year. This 11.3% growth on last year (13.5% at constant foreign exchange rates) has been driven by four factors. The contributions of the International and the UK businesses have increased by £3.8m and £2.7m respectively. Offsetting this improvement have been increased Process and EBS costs of £1.2m and higher interest costs of £1.2m.

The Group's revenue increased by 7.3% (5.1% reported growth) to £443.8m. The International business grew strongly during the half year by 11.1%. Within the International Business, Europe grew at 9.2%, North America at 12.1% and Asia Pacific at 15.8%.

The UK business grew revenue by 2.0%, which is its third successive half year of growth.

Revenue from the Group's e-Commerce channel grew by 22% and now accounts for 30% of Group revenue driven by continuing developments including dynamic links with key suppliers' web sites.

Gross profit increased by £8.5m over last year. Gross margin was stable between the first and second quarters of the first half of the year at 50.1%. This was 0.3% lower than the second half of the last year, and was caused by a 0.3% reduction in International and a 0.2% reduction in the UK. Within the International business the principle movement was in Europe due to the impact of the previous year's selling price realignments which were undertaken to improve competitiveness. In the UK higher customer discounts,

particularly those associated with the growing profitable larger order business, impacted the business's gross margin.

Process costs increased by £1.0m to £42.1m for the first half but reduced as a percentage of revenue from 9.7% to 9.5%.

Headline EBITDA increased by £5.8m (11.3%) to £57.2m.

The net interest charge was £3.7m, up £1.2m on the first half of last year due to both higher interest rates and higher average net debt. Closing net debt was £154.2m, £18.0m higher than last year end but comparable with net debt at 30 September 2006 (£151.2m).

Reported profit before tax was £39.4m, up from £35.6m from the first half of the last financial year comprising the £4.1m increase in headline profit before tax and offsetting £0.3m higher reorganisation costs.

Free cash flow was £36.4m, an increase of £24.2m on last year due largely to increased profit, improving stock turn (from 2.6 times first half last year to 2.8 times first half this year) and lower capital expenditure associated with reduced requirements from both EBS and the North American warehouse build.

International

	H1 2007/08	H1 2006/07
Revenue	£266.6m	£248.7m
Revenue growth %	11.1%	15.5%
Gross margin	48.2%	48.8%
Operating costs % of revenue	(30.8%)	(31.7%)
Contribution	£46.3m	£42.5m
% of revenue	17.4%	17.1%

The International business is an increasingly important part of the Group, representing 60% of the Group's revenue and around 50% of the Group's contribution. The business comprises Continental Europe (54% of the revenue in the International business), North America (30%) and Asia Pacific (16%).

The Business grew by 11.1% during the half year (on a reported basis at 7.2%).

Gross margin is 0.6% lower than the first half of the last financial year, the principal underlying declines resting within Europe and Asia Pacific. In Europe the previous, now largely complete, selling price realignments to improve competitiveness have impacted margin; while in Asia Pacific foreign exchange movements were significant.

There has been ongoing cost leverage. Costs as a percentage of sales reducing by 0.9% points compared to last year with all regions producing leverage during the half year.

Contribution has increased by £3.8m (8.9%) in the period with all regions showing growth.

<u>Continental Europe</u>

	H1 2007/08	H1 2006/07
Revenue	£144.4m	£132.6m
Revenue growth %	9.2%	10.3%
Contribution	£30.2m	£27.3m
% of revenue	20.9%	20.6%

Continental Europe includes eight businesses. France, Germany and Italy are the larger businesses, which together comprise around 75% of regional revenue. The smaller businesses (Austria, Benelux, Ireland, Scandinavia and Spain) represent the remainder.

During the first half of the year, the EBS roll-out across Europe was completed, such that all the region's operating companies now operate from a single integrated platform with the UK business.

All the businesses have shown good revenue growth in the period. This strong performance has been supported by the ongoing strategy implementation, including new EEM technology introductions across all companies, further EEM sales force recruitments in France and Germany and continuing exploitation of the Allied extended range. Within MRO the increasing relevance of the broad PCA product offer, local supplier agreements to broaden product ranges and joint supplier promotions have driven increased revenue.

e-Commerce revenue grew at 19% on the first half of last year and now represents 34% of total revenue.

Local costs have reduced as a percentage of revenue and contribution has improved by 0.3% points to 20.9% of revenue.

North America

	H1 2007/08	H1 2006/07
Revenue	£80.1m	£77.7m
Revenue growth %	12.1%	24.1%
Contribution	£11.4m	£11.3m
% of revenue	14.2%	14.5%

Revenue in Allied (our North American business) has continued to grow during the half year at 12.1% (on a reported basis at 3.1%); e-Commerce revenue grew by 21% to nearly 10% of total revenue.

The consistent growth strategy implemented within Allied is working well. The strategy is being reinforced by increasingly improved service levels to customers and further investments in sales personnel across the business's national network of branches.

The move to the new warehouse and office facility has been successfully completed. The office move was completed in May and the transfer of stock to the new warehouse recently completed, to plan, in October. The one-off costs associated with this move are approximately £1.5m with about £0.8m being incurred in the first half of the year.

The previous warehouse facility was struggling to meet the increasing customer demand and the new facility will support the future growth of the business and generate scale benefits going forward. However, at current revenue levels, it will result in higher operating costs of approximately £1m per annum starting during the second half of the current financial year.

Excluding the costs of the current facility move, Allied's contribution would have increased by some £0.9m and by 0.7% points as a percentage of revenue when compared to the first half of last year.

Asia Pacific

	H1 2007/08	H1 2006/07
Revenue	£42.1m	£38.4m
Revenue growth %	15.8%	18.8%
Contribution	£4.7m	£3.9m
% of revenue	11.2%	10.2%

Revenue in the Asia Pacific region has grown by 15.8% (on a reported basis at 9.6%), with all the regions showing double digit growth. e-Commerce revenue grew at 35% during the half year now representing 31% of total revenue.

In North Asia many of the previous year's revenue generating activities, including same day offer and sales force investment, have helped accelerate revenue growth over the first half of last year. In South Asia revenue growth was driven by customer acquisition, the new sales office in Thailand and the Allied extended range offer. In Japan, the business performed well, growing revenue in a difficult local economic environment; e-Commerce now represents 62% of the Japanese business's revenue. In Australasia, revenue growth accelerated as more opportunities were pursued in growing sectors of the regional economies.

The business improved its operating cost leverage compared to the first half of last year with contribution as a percentage of revenue improving by 1% point.

United Kingdom

	H1 2007/08	H1 2006/07
Revenue	£177.2m	£173.7m
Revenue growth %	2.0%	0.9%
Gross margin	53.0%	53.3%
Operating costs % of revenue	(26.0%)	(27.3%)
Contribution	£47.9m	£45.2m
% of revenue	27.0%	26.0%

The UK business grew revenue by 2.0% compared to last year whilst e-Commerce revenue continued to grow increasing its share to 36% of total UK revenue.

The business has maintained its momentum implementing the Group's EEM strategy. This has involved the creation of a new sales team providing more EEM customer-oriented support and access to non-stocked product ranges. The business has developed relationships with a number of key EEM suppliers to improve customers' speed of access to new products. To date, this activity has been successful in generating incremental revenue.

Gross margin is 0.3% lower than the first half of the last financial year due to higher customer discounts, particularly those associated with the growing and profitable larger order business.

Within MRO, the PCA product offer has grown particularly strongly. This is due to both the business's broad and relevant offer, together with local initiatives focusing on particular customers in conjunction with joint direct mail, e-Commerce and sales activities with larger supplier partners.

The business improved its cost leverage during the half year by 1.3% points of revenue as the benefits of the previously announced cost reduction programme were realised. In addition, the higher operating costs incurred following the business's EBS go live last calendar year were reduced as well as EBS benefits starting to be realised.

Contribution was £47.9m, an increase of £2.7m on the first half of last year. Contribution as a percentage of revenue has increased by 1% point to 27.0%.

EBS financial impact

EBS costs which comprise depreciation and system implementation costs were £8.0m in the first half compared with £7.8m in the first half of last year. The slight year on year increase was caused by higher depreciation and the implementation and post go live support in Europe during the first half of the year. Within this balance, depreciation was £5.4m, while project and local business costs were £2.6m. The cash flow impact of EBS in the first half was an outflow of £4.2m, a reduction of £4.1m from the first half last year principally due to lower capital expenditure.

Future EBS development costs incurred post the implementation will not be disclosed within EBS costs but instead will be disclosed within Process costs.

For the current financial year, total EBS costs comprising depreciation, system implementation costs and the post implementation development costs referred to above, is expected to be slightly lower than the previous financial year (£19m).

For year ending 31 March 2009 and onwards, EBS costs will not be separately disclosed; instead they will be included within Process costs.

Pensions

The Group has defined benefit pension schemes in the UK, Ireland and Germany, all of which are now closed to new entrants. All other schemes are defined contribution.

Under IAS 19, the defined benefit schemes showed a combined deficit of £38.7m at 31 March 2007 of which the deficit in the UK scheme was £31.9m. As at 30 September 2007, the estimated deficit of the UK scheme was £12.0m. The principal reasons for the reduction in the deficit are the higher investment returns together with a higher discount rate.

RISKS AND UNCERTAINTIES STATEMENT

In line with the requirements of DTR 4.2.7R of the *Disclosure and Transparency Rules* the following sections provide a description of the principal risks and uncertainties for the remaining six months of the Group's financial year.

In the Board's opinion, there are six key risks and uncertainties facing the Group, comprising Group strategy implementation, pricing, people, IT and communication systems, the macro-economic environment and foreign exchange rates. These are summarised below:

Group strategy implementation

Considerable progress has been made on the implementation of the Group's strategy; the most significant risk to the Group strategy is that it does not deliver the anticipated results.

This is being responded to in many ways, focusing on effective and consistent customer communication, the development of the EEM and MRO ranges, supported by robust customer research and dedicated sales teams in the larger European markets. These should ensure the relevance and competitiveness of the offers in meeting customer needs. The effectiveness of these actions are closely monitored and assessed for their contribution to the success of the strategy.

Further work to ensure an effective implementation has been driven by a highly successful Group Communications meeting involving the Group's world wide senior management team in June this year.

Pricing

To be successful, the Group must continue to improve its value for money rating through market pricing, high service and effective customer communication. The risk is that the service differential or price positioning with competitors is not maintained, and that effective communication with customers is not delivered.

To address this risk, market developments and competitor pricing are monitored. Robust market pricing frameworks have been put in place to respond quickly and decisively to these risks, with continuing activities to refine, improve and effectively communicate the Group's service offer in each of its markets.

People

The successful implementation of the Group's strategy is ultimately dependent on the expertise, commitment and strong support of its employees. Developing the appropriate skills and a high performing, supportive organisational culture are therefore key on-going challenges.

To ensure individuals have a clear understanding of their contribution to the Group strategy, personal objectives and rewards are being aligned with Group strategy delivery to ensure that there is successful operational implementation. Technical skills and capabilities are being enhanced by the development of internal competencies and these are being supplemented by adding new expertise through external appointments.

The values and culture activities continue to be promoted throughout the Group emphasising the positive attributes of speed, flexibility and customer service. These values are being embedded into the UK organisation by a continuous improvement approach to working where employee teams are encouraged to identify, develop and implement process improvements to customer experience and process efficiency.

IT and communications systems

There is a heavy dependency on data processing and communications systems to support the Group's worldwide distribution businesses. The EBS systems implementation in Europe, and the systems upgrade in the Asian businesses have substantially replaced the "Legacy" data processing systems and has significantly improved the Group's risk profile.

The introduction of an integrated data network and infrastructure does, however, introduce new risks of region-wide dependencies on common systems solutions.

Significant investments have been made in resilient systems infrastructure, systems knowledge and region-wide disaster recovery provision. These processes are subject to on-going testing and review with sharing of experiences and solutions.

Macro economic environment

The Group operates within a wide variety of markets. Therefore the Group's financial performance will be affected by changes in general macro economic environments. Local operating companies frequently monitor their respective trading environments by reviewing the relevant economic indicators.

Foreign exchange rates

The geographic spread of the Group means that its financial results can be affected by movements in foreign exchange rates. The Group has significant operations both in Europe and North America. Hence, by way of example, a 10 cent weakening of both the Euro and US Dollar currencies against Sterling would create a translation exposure and reduce the Group's annual profit before tax by about £3m and £1m respectively.

The Group has a significant proportion of its borrowing denominated in Euros and US Dollars, which provide a hedge against the Group's European and North American investments.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director
9 November 2007

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE HALF-YEARLY FINANCIAL REPORT

We confirm that to the best of our knowledge:

- The condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;
- The interim management report includes a fair review of the information required by:

  (a) DTR 4.2.7R of the *Disclosure and Transparency Rules,* being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

  (b) DTR 4.2.8R of the *Disclosure and Transparency Rules,* being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Ian Mason, Group Chief Executive
Simon Boddie, Group Finance Director

9 November 2007

Group Income Statement

	Note	**6 months to 30.9.2007 (unaudited) £m**	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Revenue	1	**443.8**	422.4	877.5
Cost of Sales		**(221.3)**	(208.4)	(434.0)
Gross profit		**222.5**	214.0	443.5
Distribution and marketing expenses		**(175.9)**	(172.1)	(346.2)
Administrative expenses		**(3.5)**	(3.8)	(6.2)
Operating profit		**43.1**	38.1	91.1
Financial income		**5.5**	5.3	11.2
Financial expenses		**(9.2)**	(7.8)	(17.1)
Profit before tax	1	**39.4**	35.6	85.2
Income tax expense	2	**(13.4)**	(12.1)	(29.0)
Profit for the period attributable to equity shareholders		**26.0**	23.5	56.2
Earnings per share – Basic	3	**6.0p**	5.4p	12.9p
Earnings per share – Diluted	3	**5.9p**	5.4p	12.9p
Dividends				
Amounts recognised in the period:				
Final dividend for the year ended 31 March 2007	4	**12.6p**	12.6p	12.6p
Interim dividend for the year ended 31 March 2007	4	**-**	-	5.8p

An interim dividend of 5.8p per share has been recognised since the period end.

Headline profit

Headline operating profit			
Operating profit	**43.1**	38.1	91.1
Reorganisation costs (income)	**1.0**	0.7	(0.8)
	44.1	38.8	90.3
Headline profit before tax			
Profit before tax	**39.4**	35.6	85.2
Reorganisation costs (income)	**1.0**	0.7	(0.8)
	40.4	36.3	84.4

Group Statement of Recognised Income and Expense

	Note	**6 months to 30.9.2007 (unaudited) £m**	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Foreign exchange translation differences	5	**(3.2)**	(6.5)	(11.6)
Actuarial gain (loss) on defined benefit pension schemes	5	**17.9**	-	(0.4)
(Loss) gain on cash flow hedges	5	**(2.0)**	2.2	1.0
Tax on items taken directly to equity	5	**(5.8)**	-	-
Net income recognised directly in equity		**6.9**	(4.3)	(11.0)
Profit for the period		**26.0**	23.5	56.2
Total recognised income and expense for the period attributable to equity shareholders		**32.9**	19.2	45.2

Group Balance Sheet

	Note	**30.9.2007 (unaudited) £m**	30.9.2006 (unaudited) £m	31.3.2007 (audited) £m
Non-current assets				
Intangible assets		**188.7**	201.3	196.7
Property, plant and equipment		**109.6**	104.8	111.1
Investments		**0.4**	0.3	0.3
Other receivables		**2.5**	2.7	2.7
Deferred tax assets		**8.7**	17.3	14.2
		309.9	326.4	325.0
Current assets				
Inventories		**161.1**	162.9	160.6
Trade and other receivables		**164.6**	157.1	171.0
Income tax receivables		**0.8**	1.5	1.1
Assets held for sale		**-**	8.5	-
Cash and cash equivalents	6	**38.4**	16.6	19.1
		364.9	346.6	351.8
Current liabilities				
Trade and other payables		**(134.3)**	(119.6)	(132.9)
Loans and borrowings		**(7.3)**	(34.1)	(79.0)
Tax liabilities		**(14.9)**	(13.9)	(14.5)
		(156.5)	(167.6)	(226.4)
Net current assets		**208.4**	179.0	125.4
Total assets less current liabilities		**518.3**	505.4	450.4
Non-current liabilities				
Other payables		**(5.4)**	(6.5)	(7.9)
Retirement benefit obligations		**(18.8)**	(40.5)	(38.7)
Loans and borrowings		**(185.3)**	(133.7)	(76.3)
Deferred tax liabilities		**(24.8)**	(22.7)	(22.9)
Net assets		**284.0**	302.0	304.6
Equity				
Called-up share capital		**43.5**	43.5	43.5
Share premium account		**38.7**	38.4	38.7
Other reserves		**201.8**	220.1	222.4
Total equity attributable to the shareholders of the parent	5	**284.0**	302.0	304.6

Group Cash Flow Statement

	Note	**6 months to 30.9.2007 (unaudited) £m**	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Cash flows from operating activities				
Profit before tax		**39.4**	35.6	85.2
Depreciation and other amortisation		**13.0**	12.8	27.0
Equity settled transactions		**1.3**	1.2	2.7
Finance income and expense (net)		**3.7**	2.5	5.9
Operating profit before changes in working capital, interest and taxes		**57.4**	52.1	120.8
(Increase) in inventories		**(0.4)**	(8.8)	(7.7)
Decrease (increase) in trade and other receivables		**5.9**	5.4	(9.2)
(Decrease) in trade and other payables		**(6.3)**	(8.8)	-
Cash generated from operations		**56.6**	39.9	103.9
Interest received		**5.5**	5.3	11.2
Interest paid		**(7.9)**	(7.8)	(17.0)
Income tax paid		**(10.4)**	(8.0)	(22.0)
Operating cash flow		**43.8**	29.4	76.1
Cash flows from investing activities				
Capital expenditure and financial investment		**(7.4)**	(17.2)	(42.4)
Proceeds from sale of property, plant and equipment		**-**	-	11.6
Net cash used in investing activities		**(7.4)**	(17.2)	(30.8)
Free cash flow		**36.4**	12.2	45.3
Cash flows from financing activities				
Proceeds from the issue of share capital		**-**	-	0.3
New bank loans		**64.6**	26.4	30.3
Repayment of bank loans		**(25.6)**	(11.1)	(16.6)
Equity dividends paid		**(54.8)**	(54.8)	(80.0)
Net cash used in financing activities		**(15.8)**	(39.5)	(66.0)
Net increase (decrease) in cash and cash equivalents		**20.6**	(27.3)	(20.7)
Cash and cash equivalents at the beginning of the period		**17.2**	38.0	38.0
Effects of exchange rates on cash		**(0.3)**	1.4	(0.1)
Cash and cash equivalents at the end of the period	6	**37.5**	12.1	17.2

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

Electrocomponents plc (the "Company") is a company domiciled in the UK. The condensed set of financial statements as at, and for, the six months ended 30 September 2007 comprises the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in jointly controlled entities.

The Group financial statements as at, and for, the year ended 31 March 2007 are available upon request from the Company's registered office at International Management Centre, 8050 Oxford Business Park North, Oxford, OX4 2HW.

The comparative figures for the financial year ended 31 March 2007 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Statement of compliance
The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU. The condensed set of financial statements do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group financial statements as at, and for, the year ended 31 March 2007.

This condensed set of financial statements was approved by the Board of Directors on 9 November 2007.

Significant accounting policies
The accounting policies applied by the Group in this condensed set of financial statements are the same as those applied by the Group in its financial statements as at, and for, the year ended 31 March 2007.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the year ending 31 March 2008 and are relevant to the Group.

IFRS 7 Financial Instruments: Disclosures, and IAS 1, Amendments to Capital Disclosures, both effective for annual periods beginning on or after 1 January 2007. The full IFRS 7 disclosures, including the sensitivity analysis to market risk and capital disclosures required by the amendment to IAS 1 will be disclosed in the annual financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year ending 31 March 2008 but have no material impact on the Group.

IFRIC 9 – Reassessment of Embedded Derivatives, effective for annual periods beginning on or after 1 June 2006.

IFRIC 8 – Scope of IFRS 2 effective for annual periods beginning on or after 1 May 2006.

IFRIC 10 – Interims and Impairment, effective for annual periods beginning on or after 1 November 2006.

IFRIC 11, IFRS 2 – Group and Treasury Share Transactions effective for annual periods beginning on or after 1 March 2007.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year ending 31 March 2008 and have not been early adopted.

IFRIC 12 - Service Concession Arrangements.

IFRS 8 - Operating Segments.

Estimates and judgements
The preparation of a condensed set of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of uncertainty were the same as those that applied to the Group financial statements as at 31 March 2007.

Notes to the condensed set of financial statements

1 Segmental Reporting		6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
By geographical destination				
Revenue:	United Kingdom	**169.6**	166.7	341.5
	Continental Europe	**147.8**	135.4	293.3
	North America	**78.2**	76.9	155.6
	Asia Pacific	**48.2**	43.4	87.1
		443.8	422.4	877.5
By geographical origin				
Revenue:	United Kingdom	**177.2**	173.7	356.2
	Continental Europe	**144.4**	132.6	287.5
	North America	**80.1**	77.7	157.2
	Asia Pacific	**42.1**	38.4	76.6
		443.8	422.4	877.5
Profit before tax:	United Kingdom	**47.9**	45.2	95.9
	Continental Europe	**30.2**	27.3	64.5
	North America	**11.4**	11.3	23.4
	Asia Pacific	**4.7**	3.9	8.4
	Headline contribution	**94.2**	87.7	192.2
	Group Process costs	**(42.1)**	(41.1)	(82.9)
	Enterprise Business System costs	**(8.0)**	(7.8)	(19.0)
	Headline operating profit	**44.1**	38.8	90.3
	Net financial expense	**(3.7)**	(2.5)	(5.9)
	Headline profit before tax	**40.4**	36.3	84.4
	Reorganisation (costs) income	**(1.0)**	(0.7)	0.8
		39.4	35.6	85.2

2 Taxation on the profit of the Group	6 months to 30.9.2007 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
United Kingdom taxation	**6.3**	5.3	11.7
Overseas taxation	**7.1**	6.8	17.3
	13.4	12.1	29.0

3 Earnings per share	**6 months to 30.9.2007 (unaudited) £m**	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Profit for the period attributable to equity shareholders	**26.0**	23.5	56.2
Reorganisation costs (income)	**1.0**	0.7	(0.8)
Tax impact of reorganisation costs	**(0.3)**	(0.3)	0.2
Headline profit for the period attributable to equity shareholders	**26.7**	23.9	55.6
Weighted average number of shares	**435.0m**	434.9m	434.9m
Diluted weighted average number of shares	**437.1m**	435.7m	436.4m
Headline basic earnings per share	**6.1p**	5.5p	12.8p
Basic earnings per share	**6.0p**	5.4p	12.9p
Headline diluted earnings per share	**6.1p**	5.5p	12.7p
Diluted earnings per share	**5.9p**	5.4p	12.9p

4 Interim dividend	**6 months to 30.9.2007 (unaudited) £m**	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Amounts recognised and paid in the period:			
Final dividend for the year ended 31 March 2007 – 12.6p (2006: 12.6p)	**54.8**	54.8	54.8
Interim dividend for the year ended 31 March 2007 – 5.8p	**–**	–	25.2
	54.8	54.8	80.0
Amounts determined after the balance sheet date:			
Interim dividend for the year ended 31 March 2008 – 5.8p	**25.2**		

The timetable for the payment of the interim dividend is:

Ex-dividend date	12 December 2007
Dividend record date	14 December 2007
Dividend payment date	18 January 2008

5 Reconciliation of movements in equity	**6 months to 30.9.2007 (unaudited) £m**	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2007 (audited) £m
Profit for the period	**26.0**	23.5	56.2
Dividend	**(54.8)**	(54.8)	(80.0)
Retained loss	**(28.8)**	(31.3)	(23.8)
Foreign exchange translation differences	**(3.2)**	(6.5)	(11.6)
Actuarial gain (loss) on defined benefit pension schemes	**17.9**	-	(0.4)
(Loss) gain on cash flow hedges	**(2.0)**	2.2	1.0
Tax impact on adjustments taken directly to equity	**(5.8)**	-	-
Equity settled transactions	**1.3**	1.2	2.7
New share capital subscribed	**-**	-	0.3
Net reduction in equity	**(20.6)**	(34.4)	(31.8)
Total equity attributable to shareholders of the parent at the beginning of the period	**304.6**	336.4	336.4
Total equity attributable to shareholders of the parent at the end of the period	**284.0**	302.0	304.6

Within equity shareholders' funds is a cumulative translation reserve (deficit). The balance as at 30 September 2007 was £1.7m deficit (31 March 2007 £1.5m reserve and 30 September 2006 £6.6m reserve).

6 Cash and cash equivalents	**30.9.2007 (unaudited) £m**	30.9.2006 (unaudited) £m	31.3.2007 (audited) £m
Bank balances	**8.2**	9.7	16.1
Call deposits and investments	**30.2**	6.9	3.0
Cash and cash equivalents in the balance sheet	**38.4**	16.6	19.1
Bank overdrafts	**(0.9)**	(4.5)	(1.9)
Cash and cash equivalents in the cash flow statement	**37.5**	12.1	17.2
Current instalments of loans	**(6.4)**	(29.6)	(77.1)
Loans repayable after more than one year	**(185.3)**	(133.7)	(76.3)
Net debt	**(154.2)**	(151.2)	(136.2)

7 Principal exchange rates	**6 months to 30.9.2007 (unaudited)**	6 months to 30.9.2006 (unaudited)	Year to 31.3.2007 (audited)
Average for the period			
Euro	**1.47**	1.46	1.47
United States Dollar	**2.01**	1.85	1.90
Japanese Yen	**239**	213	221
	30.9.2007	30.9.2006	31.3.2007
Period end			
Euro	**1.43**	1.48	1.47
United States Dollar	**2.04**	1.87	1.96
Japanese Yen	**234**	221	232

INDEPENDENT REVIEW REPORT TO ELECTROCOMPONENTS PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 which comprises the Group Income Statement, Balance Sheet, Cash Flow Statement, the Statement of Recognised Income and Expense and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of half-yearly financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London

9 November 2007

END